

17016855

SEC
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Section
FEB 28 2017
Washington DC
414

SE

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle Suite 304
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Vadas Evancho 724-776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street, Suite 800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer / Chief Compliance Officer

Title



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly L. Daye, Notary Public
Seven Fields Boro, Butler County
My Commission Expires July 24, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.E. Powell & Company, Inc.

Table of Contents
December 31, 2016

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

BAKER TILLY

Report of Independent Registered Public Accounting Firm

Stockholders of
E.E. Powell & Company, Inc.
Seven Fields, Pennsylvania

We have audited the accompanying statement of financial condition of E.E. Powell & Company, Inc., as of December 31, 2016. The statement of financial condition is the responsibility of E.E. Powell & Company, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of E.E. Powell & Company, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
February 24, 2017

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 67,073
Deposit with Clearing Organization	100,000
Receivable from Clearing Organization	199,415
Prepaid Expenses and Other Assets	14,107
Furniture and Equipment, Net of Accumulated Depreciation of $40,976	13,105
Total Assets	$ 393,700

Liabilities and Stockholders' Equity

Liabilities	
Accrued Payroll and Related Liabilities	$ 52,836
Total Liabilities	52,836
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 32,191 shares issued and outstanding	321,913
Paid in Capital	31,969
Accumulated Deficit	(13,018)
Total Stockholders' Equity	340,864
Total Liabilities and Stockholders' Equity	$ 393,700

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2016

Revenues	
Commissions and Fees	$ 840,534
Net Trading Gains	272,679
Mutual Funds – Direct Sales	155,798
Interest and Dividends	152
Total Revenues	1,269,163
Expenses	
Employee Compensation and Benefits	1,040,747
Other Operating	81,286
Occupancy	64,468
Commissions and Clearance Fees	54,996
Communications and Data Processing	15,780
Quotation Services	11,317
Interest	569
Total Expenses	1,269,163
Income Before Income Tax Expense	-
Income Tax Expense	-
Net Income	$ -

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2016

	Common Stock	Paid In Capital	Accumulated Deficit
Balance, Beginning of Year	$ 321,913	$ 31,969	$ (13,018)
Net Income	-	-	-
Balance, End of Year	$ 321,913	$ 31,969	$ (13,018)

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows From Operating Activities	
Net Income	$ -
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation	5,183
Changes in assets and liabilities:	
Deposit with Clearing Organization	(50,000)
Receivable from Clearing Organization	27,218
Prepaid Expenses and Other Assets	4,022
Accrued Payroll and Related Liabilities	9,490
Net Cash Used in Operating Activities	(4,087)
Cash Flows Used In Investing Activities	
Purchase of Furniture and Equipment	(3,878)
Decrease in Cash	(7,965)
Cash, Beginning of Year	75,038
Cash, End of Year	$ 67,073
Supplemental Disclosure Of Cash Flow Information	
Interest Paid	$ 569

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2016.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Deposit with Clearing Organization

The Company is required to maintain a special reserve account under the requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-3 Reserve Requirements for Margin Related to Security Futures Projects that is not available for operations. Accordingly, this reserve account, consisting of cash, is not included in cash in the statement of financial condition. A minimum of $100,000 in cash is required to be deposited with the third-party firm as part of the operating agreement. The minimum was increased in 2016 from the prior minimum of $50,000.

Receivable from Clearing Organization

Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. Depreciation expense was $5,183 for the year ended December 31, 2016.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by using a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold is met. Management determined there were no tax uncertainties that met the recognition threshold at December 31, 2016.

The Company is a C corporation and is subject to federal income tax and state income taxes in Pennsylvania.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2016.

2. Income Taxes

A deferred tax liability of $2,990 resulting from temporary differences in the Company's book and tax bases of accounting has been recognized at December 31, 2016. This liability has been offset by a deferred tax asset, consisting primarily of Pennsylvania net operating loss carryforwards. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income. The Company has state net operating loss carryforwards of approximately $35,000. These carryforwards expire beginning in the year 2023.

3. Line of Credit

The Company has a line of credit with a bank available for borrowings of up to $100,000. Interest is payable at the prime rate plus one and a half percent (5.25% at December 31, 2016). No amounts were outstanding on the line of credit at December 31, 2016.

4. Operating Lease

The Company has an operating lease for office space. Rent expense was $58,800 for the year ended December 31, 2016. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2016 are as follows:

Year Ending December 31:	
2017	$ 62,986
2018	62,986
2019	62,986
2020	36,742
Total	$ 225,700

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $313,652 at December 31, 2016, which was $63,652 in excess of its required net capital of $250,000. The Company's net capital ratio was .17 to 1 at December 31, 2016.

6. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. Retirement Plan

The Company sponsors a Simple IRA plan. Company contributions were $24,847 for the year ended December 31, 2016.

8. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

9. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2016; consequently the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Creditors.